Regulated information release

March 18, 2010

Filing of the AXA 2009 Annual Report (*"Document de Référence"*)

AXA announces the filing of its 2009 Annual Report (*Document de Référence*) with the French stock exchange regulatory authority, *l'Autorité des marchés financiers* (AMF), on March 17, 2010.

The Annual Report includes, among other items, AXA's Annual Financial Report, the Report of the Chairman of AXA's Supervisory Board concerning the conditions of preparation and organisation of the Supervisory Board's work and the Company's internal control and risk management procedures as well as the Statutory Auditors' Report thereon, a description of AXA's share buyback program, and required disclosures concerning the fees paid to Statutory Auditors.

The Annual Report is available for consultation by the public free of charge in accordance with applicable regulation, and can be found on AXA's website (www.axa.com) under the "Individual Shareholders / Annual Reports" section (in French and in English) as well as on the AMF's website (in French only) (www.amf-france.org).

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